Writer’s Direct Dial: (212) 225-2122 E-Mail: rcheck@cgsh.com

January 10, 2007

Mr. John Reynolds

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

450 Fifth Street, N.W.

Washington, D.C. 20549

Re:	NTR Acquisition Co.
Amendment No. 3 to Registration Statement on Form S-1
File No. 333-135394
Filed December 18, 2006

Dear Mr. Reynolds:

On behalf of NTR Acquisition Co. (the “Company”), we are writing to respond to the comments set forth in the letter of the staff of the U.S. Securities and Exchange Commission (the “Staff”) dated January 8, 2007, related to the above-referenced Registration Statement (the “Registration Statement”). In response to the comments in the Staff’s letter, and as discussed with the Staff, the Company is filing via EDGAR this response letter together with the attached revisions the Company proposes to make to its Registration Statement.

We have reproduced below in italics the Staff’s comments in the order in which they were set out in your letter, numbered correspondingly, and have provided the Company’s response immediately below each comment. As discussed with the Staff, the Company has attached to this letter the pages evidencing in blackline the changes to which the responses refer. Page number references are to the printed numbers at the bottom of each attached page.

John Reynolds, Assistant Director, p. 2

General

1.	We note your responses to comment 3 of our letter dated November 1, 2006. Please revise to clarify that there is the possibility that you may not take action to enforce the terms of the indemnity agreements.

Response: The Company has revised the disclosure to clarify that it would not necessarily take action to enforce the terms of the indemnity agreements. Please see attached page 63.

Summary Financial Data, page 13

2.	Please explain to us the reason you are including $7,500,000 of deferred underwriting costs in the as adjusted total assets. Based on your disclosure, these costs will be paid to the underwriters upon consummation of the business combination and thus would not be included in your total assets on the balance sheet post-combination. We note in the “Dilution” section you also may be including deferred underwriting costs in the net proceeds from the offering, which does not appear appropriate. Please advise or revise as needed.

Response: The Company has revised the as-adjusted total assets to exclude the $7,500,000 of deferred underwriting discounts and commissions. The Company has also revised the “Dilution” section to exclude this amount from the net proceeds of the offering. Please note that the Company has also revised the “Capitalization” section. Please see attached pages 14, 41-42 and 43.

Dilution, page 40

3.	Please reconcile the net proceeds of $242,375,000 with the amount of $237,375,000 disclosed on page 34.

Response: As noted in the response to comment 2 above, the Company has revised the calculation of the net proceeds of the offering, including to exclude the deferred underwriting gross spread of $7,500,000. As revised, net proceeds from this offering as presented in the dilution table amounts to $234,875,000. This amount differs from the amount of $237,375,000 disclosed in the “proceeds after offering expenses” line in the “Use of Proceeds” table because, as indicated at the top of the “Use of Proceeds” table, that amount includes the Founders’ initial investment of $2,500,000, which amount is excluded from the “Net proceeds from this offering” line in the dilution table. Please see the below summary reconciliation:

Offering Proceeds	$250,000,000
Additional Sponsor Warrants	$3,350,000
Underwriting Offering Expenses	($17,500,000)
Offering Expenses	($975,000)
Net Proceeds From This Offering	$234,875,000

Initial Sponsor Investment	$2,500,000
Net Proceeds After This Offering	$237,375,000

Please also see attached pages 41-42.

***************************

John Reynolds, Assistant Director, p. 3

If you have any questions or require any additional information with respect to the above, please do not hesitate to contact me at (212) 225-2122 or my colleague Carolyn J. Luxemburg at (212) 225-2418. Accounting questions may be directed to Stephen Dabney of KPMG LLP, telephone: (713) 319-2389.

Sincerely,

/s/ Raymond B. Check, Esq.

Raymond B. Check, Esq.

Attachment

cc: Mario Rodriguez, NTR Acquisition Co.

If we are unable to conclude an initial business combination and expend all of the net proceeds of this offering and the initial founders’ investment other than the proceeds deposited in the trust account, and without taking into account any interest earned on the trust account, the initial per-share liquidation price will be approximately $9.78, or $0.22 less than the per-unit offering price of $10.00.

The proceeds deposited in the trust account could, however, become subject to claims of our creditors that are in preference to the claims of our stockholders, and we therefore cannot assure you that the actual per-share liquidation price will not be less than $9.78. Although prior to completion of our initial business combination, we will seek to have all third parties (including any vendors or other entities we engage after this offering) and any prospective target businesses enter into valid and enforceable agreements with us waiving any right, title, interest or claim of any kind in or to any monies held in the trust account, there is no guarantee that they will execute such agreements. We have not engaged any such third parties or asked for or obtained any such waiver agreements at this time. It is also possible that such waiver agreements would be held unenforceable, and there is no guarantee that the third parties would not otherwise challenge the agreements and later bring claims against the trust account for monies owed them. In the case of such a challenge, we will be responsible for the cost associated with defending the validity of the challenged waiver agreement. If a target business or other third party were to refuse to enter into such a waiver, we would enter into discussions with such target business or engage such other third party only if our management determined that we could not obtain, on a reasonable basis, substantially similar services or opportunities from another entity willing to enter into such a waiver. In addition, there is no guarantee that such entities will agree to waive any claims they may have in the future as a result of, or arising out of, any negotiations, contracts or agreements with us and will not seek recourse against the trust account for any reason.

Mr. Gilliam, Mr. Hantke, Mrs. Hendricks, Mr. Ortale and Mr. Rodriguez have agreed that they will be personally liable on a joint and several basis to the Company if and to the extent claims by third parties reduce the amounts in the trust account available for payment to our stockholders in the event of a liquidation and the claims are made by a vendor for services rendered, or products sold, to us, or by a prospective target business. A “vendor” refers to a third party that enters into an agreement with us to provide goods or services to us. However, the agreements entered into by each of Mr. Gilliam, Mr. Hantke, Mrs. Hendricks, Mr. Ortale or Mr. Rodriguez specifically provide for two exceptions to the personal indemnity each has given: none will have any personal liability (1) as to any claimed amounts owed to a third party who executed a waiver, or (2) as to any claims under our indemnity of the underwriters of this offering against certain liabilities, including liabilities under the Securities Act. These individuals’ personal liability does not extend to claims of third parties who executed a waiver because we believe that acceptance by a company’s officers and directors of personal liability for claims against that company is an extraordinary measure and that it would be unfair to these officers and directors if they remained personally liable despite having taken such steps as are available to them, such as obtaining waivers, to prevent such claims from arising against that company. Based on the information in the director and officer questionnaires provided to us in connection with this offering as well as representations as to their accredited investor status (as such term is defined in Regulation D under the Securities Act), we currently believe that each of Mr. Gilliam, Mr. Hantke, Mrs. Hendricks, Mr. Ortale and Mr. Rodriguez is of substantial means and capable of funding his or her indemnity obligations, even though we have not asked any of them to reserve for such an eventuality. We cannot assure you, however, that they would be able to satisfy those obligations. If these individuals were to refuse to honor their obligations to indemnify us, our directors’ fiduciary duty under Delaware law to protect the Company’s interests and to act in the best interests of its stockholders would require them to take action, which may (but will not necessarily) include bringing a claim against these individuals to enforce the indemnity.

Under Delaware law, creditors of a corporation have a superior right to stockholders in the distribution of assets upon dissolution. Consequently, if the trust account is dissolved and paid out to our public stockholders prior to satisfaction of the claims of all of our creditors, it is possible that our stockholders may be held liable for third parties’ claims against us to the extent of the distributions received by them.

If we are forced to file a bankruptcy case or an involuntary bankruptcy case is filed against us that is not dismissed, the proceeds held in the trust account could be subject to applicable bankruptcy law, and may be

63

SUMMARY FINANCIAL DATA

The following table summarizes relevant financial data for our company and should be read with our financial statements, which are included in this prospectus. The table does not give effect to the exercise of the underwriters’ over-allotment option. We have not had any significant operations to date, so only balance sheet data is presented.

	October 15, 2006
	Actual	As Adjusted[1]
Balance Sheet Data:
Working capital	$1,541,260	$236,416,260
Total assets	3,181,023	238,056,023
Total liabilities	944,179	944,179
Value of common stock which may be converted to cash ($9.78 per share)	—	48,899,990
Stockholders’ equity	$2,236,844	$188,211,854

(1)	The “as adjusted” information gives effect to the sale of units in this offering including the application of the related gross proceeds, the sale of the additional founders’ warrants and the payment of expenses related to these transactions. The “as adjusted” working capital excludes $7.5 million being held in the trust account ($8.625 million if the underwriters’ over-allotment option is exercised in full) representing deferred underwriting discounts and commissions.

The total assets (as adjusted) amounts include $236,875,000 to be held in the trust account, which will be distributed on completion of our initial business combination (i) to any public stockholders who exercise their conversion rights in the amount of $9.78 per share and (ii) to us in the amount remaining in the trust account following the payment to any public stockholders who exercise their conversion rights and payment of deferred discounts and commission to the underwriters. All such proceeds will be distributed from the trust account only upon consummation of our initial business combination within the time period described in this prospectus. If our initial business combination is not so consummated, we will dissolve and the proceeds held in the trust account (including the deferred underwriting discounts and commission and all interest thereon, net of income taxes on such interest and net of interest income of up to $3.25 million on the trust account balance previously released to us to fund working capital requirements, as well as interest of up to $75,000 that may be released to us should we have no or insufficient working capital remaining to fund the costs and expenses of liquidation) will be distributed pro rata to our public stockholders.

We will not proceed with our initial business combination if public stockholders owning 20% or more of the shares sold in this offering vote against the initial business combination and exercise their conversion rights. Accordingly, we may effect our initial business combination if public stockholders owning less than 20% of the shares sold in this offering vote against the business combination and exercise their conversion rights. If this occurred, we would be required to convert to cash up to 4,999,999 shares of common stock, or 20% of the aggregate number of shares of common stock sold in this offering less one share, at an initial per-share conversion price of approximately $9.78. The actual per-share conversion price will be equal to the aggregate amount then on deposit in the trust account (before payment of deferred underwriting discounts and commissions and including accrued interest net of income taxes on such interest, after distribution of interest income on the trust account balance to us as described above) as of two business days prior to the proposed consummation of the initial business combination, divided by the number of shares of common stock in this offering.

DILUTION

The difference between the public offering price per share of common stock, assuming no value is attributed to the warrants included in the units, and the pro forma net tangible book value per share of our common stock after this offering constitutes the dilution to investors in this offering. Net tangible book value per share is determined by dividing our net tangible book value, which is our total tangible assets less total liabilities (including the value of common stock which may be converted into cash), by the number of outstanding shares of our common stock. The information below assumes the payment in full of the underwriters’ discounts and commissions, including amounts held in the trust account, and no exercise of the over-allotment option.

At October 15, 2006, our net tangible book value was $2,236,844, or approximately $0.36 per share of common stock. After giving effect to the sale of 25,000,000 shares of common stock included in the units offered hereby (but excluding shares underlying the warrants included in the units), after deduction of estimated expenses paid in advance of this offering, our pro forma net tangible book value (as decreased by the value of 4,999,999 shares of common stock which may be converted into cash) at October 15, 2006, would have been $188,211,854, or $7.17 per share, representing an immediate increase in net tangible book value of $6.81 per share to the initial stockholders, and an immediate dilution of $2.83 per share, or 28%, to new investors not exercising their conversion rights. For purposes of presentation, our pro forma net tangible book value after this offering is approximately $48,899,990 less than it otherwise would have been because if we effect our initial business combination, the conversion rights of the public stockholders may result in the conversion into cash of up to 20% of the aggregate number of the shares sold in this offering less one share at a per-share conversion price equal to the amount in the trust account as of two business days prior to the proposed consummation of our initial business combination, inclusive of any interest, net of any taxes due on such interest and net of up to $3.25 million in interest income on the trust account balance previously released to us to fund working capital requirements, divided by the number of shares sold in this offering.

The following table illustrates the dilution to the new investors on a per-share basis, assuming no value is attributed to the warrants included in the units:

Public offering price		$10.00
Net tangible book value before this offering	$0.36
Increase attributable to new investors	$6.81

Pro forma net tangible book value after this offering		$7.17

Dilution to new investors		$2.83

The following table sets forth information with respect to our initial stockholders and the new investors, assuming the entire purchase price of the founders’ securities is attributed to the initial founders’ shares, and no value is attached to the initial founders’ warrants:

	Shares Purchased		Total Consideration		Average Price Per Share
	Number	Percentage	Amount	Percentage
Initial stockholders	6,250,000	20%	$5,875,000	2.30%	$0.94
New investors	25,000,000	80	250,000,000	97.70	10.00

Total	31,250,000	100%	$255,875,000	100%	$8.19

The pro forma net tangible book value after the offering is calculated as follows:

Numerator:
Net tangible book value before the offering	$2,236,844
Net proceeds from this offering	234,875,000
Offering costs paid in advance and excluded from tangible book value before this offering	0
Less: proceeds held in the trust account subject to conversion to cash (4,999,999 × $9.78)	(48,899,990)

$188,211,854

Denominator:
Shares of common stock outstanding prior to the offering	6,250,000
Shares of common stock included in the units offered in this offering	25,000,000
Less: shares subject to conversion ((31,250,000 × 20%)—one share)	(4,999,999)

26,250,001

CAPITALIZATION

The following table sets forth our capitalization at October 15, 2006, and as adjusted to give effect to the sale of our units and the application of the estimated net proceeds derived from their sale:

	October 15, 2006
	Actual	As Adjusted
Current liabilities (1)	$944,179	$944,179

Common stock, -0- and 4,999,999 shares which are subject to possible conversion at conversion value (2)	$—	$48,899,990

Stockholders’ equity:
Preferred stock, $0.0001 par value, 1,000,000 shares authorized; none issued or outstanding	$—	$—

Common stock, $0.001 par value, 200,000,000 shares authorized; 6,250,000 shares issued and outstanding; 31,250,000 shares issued and outstanding (excluding 4,999,999 shares subject to possible conversion), as adjusted	$7,813	$26,250
Warrants	250,101	3,600,101
Paid-in capital	2,267,086	184,873,659
Accumulated deficit	(288,156)	(288,156)

Total stockholders’ equity	$2,236,844	$188,211,854

Total capitalization	$3,181,023	$238,056,023

(1)	Includes advances in the amount of $44,351 to our chief executive officer, Mr. Rodriguez, and $5,183 to our principal financial officer, Mr. Hantke, on the earlier of June 30, 2007, and the closing of this offering. These notes are unsecured and do not bear interest.
(2)	If we consummate our initial business combination, the conversion rights afforded to our public stockholders may result in the conversion into cash of up to 20% of the aggregate number of shares sold in this offering at a per-share conversion price equal to the aggregate amount then on deposit in the trust account (initially approximately $9.78 per share), before payment of deferred underwriting discounts and commissions and including accrued interest, net of any income taxes due on such interest, which income taxes, if any, shall be paid from the trust account, and net of interest income previously released to us for working capital requirements, as of two business days prior to the proposed consummation of our initial business combination divided by the number of shares sold in this offering.